Exhibit 99.1

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR NOVEMBER AT $0.24 PER SHARE

CALGARY, ALBERTA (November 17, 2014) - Baytex Energy Corp. (TSX, NYSE: BTE) reports that a cash dividend of $0.24 per common share in respect of November operations will be paid on December 15, 2014 to shareholders of record on November 28, 2014. The ex-dividend date is November 26, 2014 for Canadian shareholders and November 25, 2014 for United States shareholders. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.2125 per share assuming a foreign exchange rate of $0.8854 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $2.88 per share represents a dividend yield of approximately 9.2% based on the closing price of our common shares on the Toronto Stock Exchange on November 14, 2014 of $31.40.

Baytex has a Dividend Reinvestment Plan that provides a convenient and cost-effective method for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the Dividend Reinvestment Plan, please visit our website at www.baytexenergy.com or contact Valiant Trust Company at 1‑866-313-1872.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 85% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.
For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com